Exhibit 12.1

DIAMONDBACK ENERGY, INC.
COMPUTATION OF RATIO OF EARNINGS (DEFICIT) TO FIXED CHARGES

	Year Ended December 31,					Six Months Ended June 30,
	2013	2012	2011	2010	2009	2014	2013

	(in thousands)
Earnings
Income (loss) from continuing operations	95,194	17,307	15,147	9,181	1,338	111,255	28,045
Interest expense	8,059	3,610	2,528	836	11	14,244	1,020
Income before fixed charges	103,253	20,917	17,675	10,017	1,349	125,499	29,065
Fixed Charges
Interest expense	8,059	3,610	2,528	836	11	14,244	1,020
Total fixed charges	8,059	3,610	2,528	836	11	14,244	1,020
Earnings/fixed charge coverage ratio	12.8	5.8	6.9	11.9	122.6	8.8	28.5